ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

February 7, 2018

Via Edgar and Overnight Courier

Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:                             ARC Group Worldwide, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 7, 2018

File No. 333-221967

Dear Ms. Long:

We have been advised by our tax counsel, Wuersch & Gering LLP (our “Tax Counsel”), that pursuant to telephone conversations held on February 5, 2018, the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) has sought further clarification in respect of certain points included within the scope of the legal opinion rendered by our Tax Counsel, as filed with the SEC on January 26, 2018, as Exhibit 8.1 to Amendment No. 2 to our Registration Statement on Form S-1 (the “Tax Opinion”).  We take note that our Tax Counsel has responded directly to the Staff, with our consent, in a supplemental support letter filed with the SEC in respect of the additional inquiries of the Staff regarding the Tax Opinion.

We respectfully advise you that we have filed Amendment No. 3 to Registration Statement on Form S-1 as of February 7, 2018 (the “Amendment No. 3”).  The Amendment No. 3 populates the previously open items pertaining to the record date of the rights offering, the price per share pursuant to the rights offering, and information related thereto, together with conforming updates to adjacent text.  In reliance on Rule 430A of the Securities Act of 1933, as amended, a small number of limited disclosures remain open until after effectiveness of the Registration Statement that we plan to complete in a Rule 424(b) prospectus.

Please note, we have  moved the backstop purchaser disclosures and the subscription invitation information from the cover page of the prospectus to the Summary section of the prospectus in order to increase the font size of the remaining cover disclosures.  We note for your reference that we have also made one conforming change in the Amendment No. 3 which you discussed with our Tax Counsel in regard to clarification of the statement in the Section “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” under the caption “Receipt of the subscription rights” which has been clarified to pertain only to “participants in the rights offering” rather than all stockholders generally.

For the Staff’s convenience, we are sending via overnight courier “redlined” copies of the Amendment No. 3 showing all changes to the filing since the filing of the prior Amendment No. 2 to the Registration Statement on Form S-1.

We have endeavored to respond comprehensively to all comments by the Staff. Should you find that we have inadvertently omitted any information or should you have additional questions or comments, please contact our counsel, Wuersch & Gering LLP, Attention Travis L. Gering, at (212) 509-4723.  Thank you very much.

Sincerely,

/s/ Drew M. Kelley
Drew M. Kelley
Interim Chief Executive Officer